# *The* EMI *Group*



03022421

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.



***By Airmail***

29th May, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 27th May 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 29th May 2003, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had, as at 27th May 2003, increased their holdings such that they had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held 26,571,913 shares, being 3.37% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,

C. P. ASHCROFT
Company Secretary



Enc.

JUN 5 2003

6/9

*The* EMI *Group*

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

**VIA PR NEWSWIRE DISCLOSE**

ER 03/21

Company Announcements Office,
London Stock Exchange.

29th May, 2003.

Dear Sirs,

**EMI Group plc - Notification of Major Interests in Shares**

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Fidelity Management & Research Company, in a fax dated 27th May 2003, that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries have increased their holdings such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as of 27th May 2003, held 26,571,913 shares, being 3.37% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,



C. P. ASHCROFT
Company Secretary